EXHIBIT 99.8

SAFEBOOT OPTION PLAN 2006

(as amended May 13, 2008)

Article 1 — Definitions

1.1	As used in this Plan, except where inconsistent with the subject or context, the words and expressions below shall have the following meanings:

Acceptance Form
The letter with which an Employee accepted all Former Options granted to him, substantially in the form as attached to this Plan as Annex I , whereby each Former Option accepted by an Employee will be deemed to be an acceptance of options relating to twelve (12) depositary receipts of shares in the capital of SafeBoot Holding B.V.

Business Day
Means each day that is not a Saturday, Sunday or other day on which the Company is closed for business or banking institutions located in San Francisco, California, Amsterdam, the Netherlands or London, United Kingdom are authorized or obligated by applicable law or executive order to close.

Closing	The closing of the transaction relating to the purchase by the Company (or a Subsidiary) of all shares in the capital of Safeboot Holding B.V., being November 19, 2007.

Company	McAfee, Inc., a Delaware corporation.

Company Stock Price	Means the weighted average of the closing sale price for a Share as quoted on the New York Stock Exchange, for the ten (10) trading day period ending on the trading day prior to the date of Closing.

Conversion Ratio	Means the quotient obtained by dividing (i) the amount of $8.78 by (ii) the Company Stock Price.

Currency Conversion Rate	Means the exchange rate for the conversion of Euros into United States dollars as reported in The Wall Street Journal on the date, three (3) Business Days prior to the date of Closing.

Date of Grant	The date mentioned in the Offer Letter.

Designated Broker
Means the third party designated by the Company from time to time to perform certain employee brokerage services, which may include the provision of an electronic employee brokerage system through which (i) Participants may access information from or pertaining to their individual account, and (ii) Participants may exercise Options and provide instructions to place securities-related orders.

Employee	An individual with whom the Company or a Subsidiary has concluded a written employment agreement. An Employee shall not cease to be an Employee in case of:

(i) a transfer between locations of the Company or between the Company and any of its Subsidiaries or any successors; or

(ii) a situation approved by the Stichting.

Exercise Form	The electronic form by which Options may be exercised through the Designated Broker.

Exercise Price
The per Share price payable upon exercise of an Option equal to the quotient obtained by dividing (i) the exercise price of one Former Option which related to twelve (12) depositary receipts (converted to U.S. dollars by multiplying such price by the Currency Conversion Rate) by (ii) the Conversion Ratio, rounded up to the nearest whole cent.

Former Option	The right to acquire depositary receipts of shares ( certificaten van aandelen ) in the capital of SafeBoot Holding B.V. in accordance with the provisions of this Plan.

Liquidity Event	Any of the following:

(i)
the sale or transfer of more than fifty percent (50%) of the aggregate consolidated assets of the Company and its Subsidiaries (computed on the basis of book value, determined in accordance with generally accepted accounting principles consistently applied, or fair market value, as determined by an independent auditor) in any transaction or series of related transactions (other than sales of inventory in the ordinary course of business and any sale or transfer of a Subsidiary of the Company to the Company or another Subsidiary of the Company);

(ii)
any merger or consolidation to which the Company is a party, except for a merger in which the Company is the surviving corporation, the terms of the Shares are not changed, altered or otherwise affected and the Shares are not exchanged for cash, securities or other property and, after giving effect to such merger, the holders of the Company’s outstanding shares possess the voting power (under ordinary circumstances) to elect a majority of the board of directors of the Company;

(iii)
any sale, transfer or issue or series of sales, transfers and/or issues of the Shares or other equity securities by the Company or any holders thereof which results in any person or group of persons (“group” as used herein means persons controlling, controlled by or under common control with the other persons in such group), owning shares or other equity securities of the Company possessing the voting power (under ordinary circumstances) to elect a majority of the board of the Company; or

(iv) the liquidation, dissolution or winding up of the Company.

Market Value	On any day shall mean the closing sale price for a Share as quoted on the New York Stock Exchange on such day.

Offer Letter
The letter of the Stichting to an Employee containing the offer of Former Options, substantially in the form as attached to this Plan as Annex IV , whereby each Former Option granted in the Offer Letter will be deemed to be a grant of twelve (12) depositary receipts of shares in the capital of SafeBoot Holding B.V.

Options
Former Options as converted effective on the Closing into options to purchase Shares, such that for each holder of Former Options, the aggregate number of Former Options held by such holder have been converted into such number of options exercisable (or will become exercisable in accordance with its terms) for that same number of whole Shares, equal to the product obtained by multiplying (i) the aggregate number of depositary receipts of shares in the capital of SafeBoot Holding B.V. issuable upon exercise of such Former Options immediately prior to the Closing by (ii) the Conversion Ratio, rounded up to the nearest whole Share and such holder holds such number of options to purchase that same number of Shares.

Option Period	The period commencing at the Date of Grant and lasting as specified in the Offer Letter.

Participant	An individual to whom as Employee the Stichting issued Former Options which the individual as Employee accepted by submission of the Acceptance Form.

Plan	This SafeBoot Option Plan 2006, as amended from time to time.

Shares	Each of the shares of the Company’s common stock, par value $0.01 per share.

Stichting	Stichting Administratiekantoor SafeBoot, a foundation organized under the laws of the Netherlands, having its registered office at Breukelen, the Netherlands, with address Stichting

Administratiekantoor SafeBoot, Fortis Intertrust (Netherlands) B.V., P.O. Box 990, 1000 AZ Amsterdam, the Netherlands, registered with the trade register under number 30199120.

Subsidiary
Any person, whether or not existing on the date hereof, in which the Company, directly or indirectly, beneficially owns at least fifty (50%) of either the equity interest or voting power of or in such person.

Unvested Options	Options that are not Vested Options.

Vested Options	Options that have vested according to the Vesting Schedule and are therefore exercisable.

Vesting Schedule	A schedule set out in an Offer Letter detailing when Options become exercisable.

1.2	The headings to these rules are for the sake of convenience only and should be ignored when construing the rules.

1.3	Unless the context determines otherwise, terms defined in singular also include terms defined in plural, and vice versa.

Article 2 — Offer of (Former) Options

2.1
In 2006 and 2007, the Stichting has offered Former Options to certain Employees (i) as a means for retention and (ii) as a reward for lasting loyalty and commitment to the enterprises of SafeBoot Holding B.V. and of any Group Company or Subsidiary. The offering of Former Options was at the sole discretion of the Stichting.

2.2
The Offer Letter contained the terms and conditions of the offer of Former Options by the Stichting, including the Date of Grant, the exercise price for each Former Option (taking into account the amendment which results from the definition of Offer Letter), the Option Period, the number of Former Options, the Vesting Schedule and such other terms and conditions as may be contained therein, including but not limited to the applicability of the provisions contained in this Plan. The terms and conditions included in the Offer Letter relating to the Former Options are applicable mutatis mutandis to the Options.

2.3	Acceptance of the offer of Former Options contained in the Offer Letter has been made by returning to the Stichting the Acceptance Form, duly completed with the missing information and duly signed.

2.4
None of this Plan, the Offer Letter or any of the other documents related thereto will be considered part of an employment agreement between an Employee and the Company or a Subsidiary and the offer of Former Options does not qualify as an employment condition.

2.5	This Plan, the Offer Letter, any of the other documents related thereto nor the offer of Former Options nor the conversion of the Former Options into Options provides an

Employee with any rights to be offered additional Options or any other right against the Stichting other than those contained in the Offer Letter.

2.6
The offer of Former Options, the actual grant of Former Options and the conversion of the Former Options into Options will not be considered a guarantee for continuance of a Participant’s employment relationship with the Company or with a Subsidiary and no guarantee or other warranty is made by the Stichting that any grant or exercise of (Former) Options shall be profitable. Furthermore, any profit realized by a Participant shall not form part of or be deemed to form part of the Participant’s salary or other payment entitlement under the Participant’s employment agreement. None of this Plan, the Offer Letter or any of the other documents related thereto will influence the Participant’s pension rights or entitlements in any manner whatsoever.

2.7	The Options may not be sold (legally or beneficially), transferred, pledged or encumbered, other than by will and the laws of descent.

Article 3 — Option Period and Termination of Options

3.1
The Option Period commences at the Date of Grant and will last as specified in the Offer Letter. During the Option Period, Options may be exercised once they have vested in accordance with the Vesting Schedule.

3.2	Options that have not been exercised within the Option Period will lapse automatically at the end of the last day of the Option Period.

3.3	The Stichting is entitled to decide that Vested and Unvested Options shall terminate without any compensation for a Participant:

(a)	upon violation by a Participant of any of the provisions of this Plan, or

(b)	if, during the Option Period, a Participant has not carried out his duties under his employment agreement:

(i)	for a period of one hundred (100) consecutive days, due to illness or for any reason other than the termination of the employment agreement; or

(ii)
for two hundred (200) working days in aggregate during any period of three (3) consecutive years, due to illness or for any other reason (except for authorized holidays and termination of the employment agreement).

3.4
In case of termination of the employment agreement with a Participant on the basis of reasons other than the reasons listed in Article 3.5, all Unvested Options shall terminate without any compensation for losses suffered by the Participant on the date on which the employment agreement is terminated. All Vested Options can be exercised in accordance with this Plan.

3.5
In case of termination of the employment agreement with a Participant for urgent cause ( “ontslag op staande voet" ) or material breach, or in case of a court rescission of the employment agreement of a Participant at the request of the Company or a Subsidiary for reasons which would have constituted an urgent cause, a termination for cause or for material breach, if the employment agreement would have been immediately terminated by the Company or a Subsidiary, all Options granted whether Vested Options or Unvested Options shall terminate without any compensation for losses suffered by the Participant on the date on which the urgent cause or material breach occurs.

Article 4 — Vesting Schedule and Exercise of Options

4.1	Options granted under this Plan are subject to a Vesting Schedule as provided for in the Offer Letter.

4.2	A Participant may exercise Options, once they have vested, in accordance with this Plan.

4.3
Vested Options are exercised by means of submitting the Exercise Form, duly completed with the missing information, through the Designated Broker by the Participant. Vested Options are only validly exercised when the Exercise Form has been submitted through the Designated Broker within the Option Period, therefore ultimately at the end of the last day of the Option Period.

Article 5 — Delivery and Sale of Shares

5.1
Promptly following (i) the submission of the Exercise Form and (ii) the payment of the total Exercise Price payable to the Company via the Designated Broker, the number of Shares indicated in the Exercise Form will be delivered to the Participant through the Designated Broker. Such delivery will be evidenced by an increase of the number of Shares held by the Participant with the number of Shares indicated in the Exercise Form in the Participant’s account with the Designated Broker. All or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to the Designated Broker to sell all or part of the Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company.

5.2
Until the Shares granted to any Participant are registered on Form S-8 with the Securities and Exchange Commission, any Shares acquired upon the exercise of Vested Options may not be sold (legally or beneficially), transferred, pledged or encumbered, other than by will and the laws of descent.

5.3	The Stichting may, in its discretion, decide that Article 5.2 is not applicable.

5.4	All administrative and transfer costs connected with the abovementioned delivery and sale of Shares and the Plan shall be borne by the Stichting.

Article 6 — Adjustments

6.1
In the event of a consolidation of Shares or any other change in the Company’s equity capitalization, the Stichting is authorized to make a similar adjustment to the Exercise Price per Share and the number of Options and/or any other terms and conditions applicable to the Options or this Plan. It is not possible to acquire parts of a Share.

Fractional Shares will be rounded down to whole numbers of Shares, without any compensation for the Participant.

6.2
In case of a Liquidity Event and at the sole discretion of the Stichting and to the extent permitted under the legal, financial and beneficial mechanisms of the Liquidity Event, either (i) the Options shall be terminated against the grant of options to acquire shares or depositary receipts for shares in the capital of a legal entity or entities according to a ratio to be determined by the Stichting, or (ii) the Options shall be terminated against payment by the Stichting to the Participant for each Option of an amount equal to the difference of (A) the Market Value of one (1) Share on the date of the Liquidity Event minus (B) the Exercise Price of each Option, or (iii) the Option Period shall be reduced by the Stichting to a date prior to the date of the Liquidity Event; or (iv) any other effect shall be attributed to the Options as reasonably appropriate.

Article 7 — Taxes and premiums

7.1
Any wage tax, income tax and social security premiums due in respect of the Options and the Shares will be for the account of the Participant. The Company or Subsidiary shall be entitled to withhold the amount of any tax and social security premiums related to or payable in respect of Options and Shares, which withholding may be made by the Company or the appropriate Subsidiary from any amount (for the purpose hereof ‘amount’ includes Options and Shares) payable to the Participant. To the extent that the Company or a Subsidiary shall have made any payment of tax or social security premiums in respect of Options or Shares, the Participant will immediately reimburse the Company or the Subsidiary for the full amount so paid. The Company or the appropriate Subsidiary will not be responsible or liable for any incorrect or incomplete withholding of tax and social security premiums.

7.2	The Participant is and remains at all times fully responsible for the due payment of any wage tax, income tax and social security premiums due in respect of Options and Shares.

Article 8 — Termination and amendments

8.1
This Plan may be terminated by a resolution of the Stichting to that effect. Termination of the Plan shall in no event prejudice the existing rights of a Participant pursuant to this Plan, unless the Participant in writing consents to the termination.

8.2
The Stichting is authorized to amend this Plan at any time and in any manner it deems fit. Amendments to this Plan will in no event prejudice the existing rights of a Participant, unless the Participant in writing consents to the amendments. Written notice of any amendment of the Plan shall be given to a Participant so that the Participant is aware of the changes made.

Article 9 — Notices

9.1
A notice under or in connection with this Plan shall be in writing, in the English language and may be delivered personally, sent by recognized courier service or sent by fax to the party due to receive the notice to the address specified in Article 9.2 or to another address, person or fax number specified by that party by not less than seven (7) days’ written notice to the other parties received before the notice was dispatched.

9.2	The address referred to in Article 9.1 is:

in the case of the Stichting:
Address: Stichting Administratiekantoor SafeBoot, Fortis Intertrust (Netherlands) B.V., P.O. Box 990, 1000 AZ Amsterdam, the Netherlands
Fax: +31.20.5214836
Attention of: Jaap Veerman

in the case of the Participant: the address as specified by the Participant in the Acceptance Form.

in the case of the Company: Address: McAfee, Inc., 5000 Headquarters Dr., Plano, Texas 75024 Attention: Stock Administration, with a copy to the Corporate Secretary

9.3	Unless there is evidence that it was received earlier a notice is deemed given:

(a)	if delivered personally or by courier, when the person delivering the notice obtains the signature of a person at the address referred to in Article 9.2; and

(b)	if sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

Article 10 — Dispute-rules and applicable law

10.1
Options are granted pursuant to this Plan and are in all respects limited by and subject to the provisions contained in this Plan. All decisions of the Stichting with respect to any question or issue arising under the Plan, the Offer Letter or any other documents related thereto shall be conclusive and binding on all persons having an interest in the Options.

10.2	This Plan shall be governed by the laws of the Netherlands.

10.3	All disputes arising in connection with this Plan, the Options or any other documents related thereto shall be submitted in first instance to the jurisdiction of the competent court in Amsterdam.